SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE TO/A
                                (RULE 14d - 100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)

                             HELLER FINANCIAL, INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        HAWK ACQUISITION CORP. (OFFEROR)
                          a wholly-owned subsidiary of

                      GENERAL ELECTRIC CAPITAL CORPORATION
--------------------------------------------------------------------------------
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))


                Class A Common Stock, par value $0.25 per share;
                 Class B Common Stock, par value $0.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    423328103
                             (Class A Common Stock)

--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Nancy E. Barton, Esq.
                      General Electric Capital Corporation
                               260 Long Ridge Road
                           Stamford, Connecticut 06927
                                 (203) 357-8000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                                    COPY TO:

                             Thomas A. Roberts, Esq.
                             Raymond O. Gietz, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000



NY2:\1089701\03\NCTH03!.DOC\47660.2024

                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
Transaction Valuation*                               Amount of Filing Fee**
    $5,510,186,625                                        $1,102,037.33
-------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase at $53.75 per share in cash, pursuant to the Offer to Purchase, of all 46,397,603 issued and outstanding shares of Class A common stock, par value $0.25 per share (the "Class A Common Stock") and all 51,050,000 issued and outstanding shares of Class B common stock, par value $0.25 per share, of Heller Financial, Inc., and 5,067,497 shares of Class A Common Stock issuable upon exercise of certain outstanding stock options, in each case as of July 23, 2001.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $1,102,037.33                 Filing Party: Hawk Acquisition Corp. and
                                                                       General Electric Capital
Corporation

Form or Registration No.:  Schedule TO-T                Date Filed:   August 3, 2001
                           SEC File No. 5-10931

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]  third-party tender offer subject to Rule 14d-1.

         [ ]  issuer tender offer subject to Rule 13e-4.

         [ ]  going-private transaction subject to Rule 13e-3.

         [ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


                    ----------------------------------------

                  This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO (as subsequently amended and supplemented, the "Schedule TO") filed with the Securities and Exchange Commission on August 3, 2001 by Hawk Acquisition Corp., a Delaware corporation ("Purchaser") and wholly-owned subsidiary of General Electric Capital Corporation, a Delaware corporation ("GE Capital"). Purchaser and GE Capital filed Amendment No. 1 to the Schedule TO on August 20, 2001, Amendment No. 2 to the Schedule TO on August 30, 2001, Amendment No. 3 to the Schedule TO on October 1, 2001, and Amendment No. 4 to the Schedule TO on October 24, 2001. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of Class A common stock, par value $0.25 per share (the "Class A Common Stock"), of Heller Financial, Inc., a Delaware corporation (the "Company"), and all of the outstanding shares of Class B common stock, par value $0.25 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Shares"), of the Company, at a purchase price of $53.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2001, filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer").


ITEM 4.  TERMS OF THE TRANSACTION.

         The information contained in Item 8 below is incorporated by reference herein.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) The Offer expired at 5:00 P.M., New York City time, on Wednesday, October 24, 2001. Based on information provided by Mellon Investor Services LLC, the depositary for the Offer (the "Depositary"), (i) 44,828,943 shares of Class A Common Stock (excluding shares subject to guarantee of delivery or receipt of additional documentation) representing approximately 97% of the Class A Common Stock outstanding, and (ii) 51,050,000 shares of Class B Common Stock, representing 100% of the Class B Common Stock outstanding, were validly tendered pursuant to the Offer. Purchaser has accepted for payment and has notified the Depositary to promptly pay for the tendered and accepted Shares (other than those subject to guarantee of delivery or receipt of additional documentation), in accordance with the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

                  Pursuant to the Agreement and Plan of Merger, dated as of July 30, 2001, among GE Capital, Purchaser and the Company, GE Capital intends to cause the merger of Purchaser with and into the Company (the "Merger") as soon as practicable following expiration of the Offer. In connection with the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held by (i) the Company or any of its subsidiaries, (ii) GE Capital, Purchaser or any of GE Capital's direct or indirect wholly owned subsidiaries and (iii) stockholders who are entitled to and have properly exercised their appraisal rights in accordance with Delaware law) will be cancelled and converted automatically into the right to receive $53.75, without interest thereon, payable to the holder of such Share.

                  On October 25, 2001, GE Capital and Purchaser issued a press release, the text of which is set forth as Exhibit (a)(1)(K) hereto and is incorporated by reference herein.

ITEM 12.  EXHIBITS.

         (a) (1) (A)       Offer to Purchase, dated August 3, 2001.*

         (a) (1) (B)       Letter of Transmittal.*

         (a) (1) (C)       Notice of Guaranteed Delivery.*

         (a) (1) (D)       Form of Letter to Brokers, Dealers, Commercial Banks,
                           Trust Companies and Other Nominees.*

         (a)(1)(E) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

         (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

         (a)(1)(G) Press release issued by GE Capital on July 30, 2001 (incorporated by reference to the press release previously filed under cover of Schedule TO by GE Capital on July 30, 2001).*

         (a)(1)(H)         Form of Summary Advertisement, dated August 3, 2001.*

         (a)(1)(I)         Press release issued by GE Capital on August 30,
                           2001.*

         (a)(1)(J)         Press release issued by GE Capital on October 1,
                           2001.*

         (a)(1)(K)         Press release issued by GE Capital on October 25,
                           2001.

         (b)               Not applicable.

         (d)(1) Agreement and Plan of Merger, dated as of July 30, 2001, by and among GE Capital, Purchaser and the Company.*

         (d)(2) Support Agreement, dated as of July 30, 2001, by and among GE Capital, Purchaser and Fuji America Holdings, Inc.*

         (d)(3) Confidentiality Agreement, dated as of July 19, 2001, by and between GE Capital and the Company.*

         (d)(4) Assignment and Assumption of Amended and Restated Keep Well Agreement, dated July 30, 2001, by and among GE Capital, The Fuji Bank, Limited, The Fuji Bank Limited, New York Branch, and the Company.*

         (g)               Not applicable.

         (h)               Not applicable.

----------------------------
* Previously filed.

                                   SIGNATURES


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                     HAWK ACQUISITION CORP.



                     By:     /s/ Nancy E. Barton
                           --------------------------------------------------
                           Name:  Nancy E. Barton
                           Title: Vice President



                     GENERAL ELECTRIC CAPITAL CORPORATION



                     By:     /s/ Nancy E. Barton
                           --------------------------------------------------
                           Name:  Nancy E. Barton
                           Title: Senior Vice President





Dated:  October 24, 2001

                                  EXHIBIT INDEX

EXHIBIT NO.        DESCRIPTION
----------         -----------

(a)(1)(A)          Offer to Purchase, dated August 3, 2001.*

(a)(1)(B)          Letter of Transmittal.*

(a)(1)(C)          Notice of Guaranteed Delivery.*

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)          Form of Letter to Clients for Use by Brokers,
                   Dealers, Commercial Banks, Trust Companies and Other
                   Nominees.*

(a)(1)(F)          Guidelines for Certification of Taxpayer
                   Identification Number on Substitute Form W-9.*

(a)(1)(G) Press release issued by GE Capital on July 30, 2001 (incorporated by reference to the press release previously filed under cover of Schedule TO by GE Capital on July 30, 2001).*

(a)(1)(H)          Form of Summary Advertisement, dated August 3, 2001.*

(a)(1)(I)          Press release issued by GE Capital on August 30,
                   2001.*

(a)(1)(J)          Press release issued by GE Capital on October 1,
                   2001.*

(a)(1)(K)          Press release issued by GE Capital on October 25,
                   2001.

(b)                Not applicable.

(d)(1) Agreement and Plan of Merger, dated as of July 30, 2001, by and among GE Capital, Purchaser and the Company.*

(d)(2) Support Agreement, dated as of July 30, 2001, by and among GE Capital, Purchaser and Fuji America
                   Holdings, Inc.*

(d)(3) Confidentiality Agreement, dated as of July 19, 2001, by and between GE Capital and the Company.*

(d)(4) Assignment and Assumption of Amended and Restated Keep Well Agreement, dated July 30, 2001, by and among GE Capital, The Fuji Bank, Limited, The Fuji Bank Limited, New York Branch, and the Company.*

(g)                Not applicable.

(h)                Not applicable.
-----------------------------
* Previously filed.